ATLAS PIPELINE PARTNERS, L.P.

Park Place Corporate Center One

1000 Commerce Drive, 4th floor

Pittsburgh, PA 15275

January 12, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3010

Re:	Atlas Pipeline Partners, L.P.
Registration Statement on Form S-4
File No. 333-178454

Gentlemen/Ladies:

Atlas Pipeline Partners, L.P. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to January 13, 2012, at 4:00 p.m., or as soon as practicable thereafter. Please notify our counsel, Lisa A. Ernst, at 215-731-9450 of the time of effectiveness.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ATLAS PIPELINE PARTNERS, L.P. By: Atlas Pipeline Partners GP, LLC

By:	/s/ Robert W. Karlovich, III

Name: Robert W. Karlovich, III Title: Chief Financial Officer